Exhibit 99.1

 Q4 2025 Update  February 10th, 2026

 Table of Contents  Key Highlights  Financial Summary  MAUs & Subscribers  Product & Platform  Outlook  Financial Statements  Executive Summary  p.03  p.04  p.06  p.13  p.16  p.19  p.22

Executive Summary

We finished 2025 with strong performance, as all Q4 KPIs met or exceeded guidance to deliver strong Free Cash Flow*. The business added a record 38 million MAU vs. guidance for 32 million, while Subscriber net additions of 9 million exceeded guidance by 1 million. Revenue was in-line with guidance and grew at an accelerated 13% Y/Y on a constant currency* basis, led by improved Premium and Ad-Supported growth. Gross Margin of 33.1% exceeded guidance and expanded 83 bps Y/Y, while Operating Income of €701 million outperformed due to lower Social Charges and Gross Margin strength. Social Charges were €67 million below forecast due to share price movement during the quarter. As a reminder, we do not incorporate share price movements into our forecast since they are beyond our control. Free Cash Flow reached €834 million in Q4, bringing LTM Free Cash Flow to €2.9 billion.

Overall, we are pleased with our performance heading into 2026 and view the business as well positioned to deliver growth and improving margins as we reinvest to support our long-term potential.

USER & FINANCIAL SUMMARY	Q4 2024	Q3 2025	Q4 2025	Y/Y	Q/Q
USERS (M)					
Total Monthly Active Users ("MAUs")	675	713	751	11%	5%
Premium Subscribers	263	281	290	10%	3%
Ad-Supported MAUs	425	446	476	12%	7%
FINANCIALS (€M)					
Premium	3,705	3,826	4,013	8%	5%
Ad-Supported	537	446	518	-4%	16%
Total Revenue	**4,242**	**4,272**	**4,531**	**7%**	**6%**
Gross Profit	1,368	1,351	1,499	10%	11%
Gross Margin	**32.2%**	**31.6%**	**33.1%**	--	--
Operating Income	**477**	**582**	**701**	**47%**	**20%**
Operating Margin	11.2%	13.6%	15.5%	--	--
Net Cash Flows From Operating Activities	883	829	856	-3%	3%
Free Cash Flow*	**877**	**806**	**834**	**-5%**	**3%**

Spotify

* Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.

 * Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  Double-digit Y/Y growth in  MAU and Subs, with record Q4 MAU net adds  Delivered our biggest Wrapped yet, engaging more than 300M users globally  Continued enhancing Premium with the rollout of music videos in select markets and smarter Live Events discovery  Launched audiobooks and the Spotify Partner Program in certain Nordic markets  Advanced AI-powered personalization with the beta launch of Prompted Playlist in select markets, empowering Premium users to steer their algorithm  Paid out over $11 billion to the music industry in 2025 - the largest annual payment to music creators in history  Key Highlights  Accelerating revenue growth  with continued profitability improvement  Total Revenue grew 7% Y/Y to €4.5 billion; Total Revenue grew 13% Y/Y on a constant currency* basis  Gross Margin finished at a record high of 33.1% (up 83 bps Y/Y)  Operating Income finished at €701 million (a 15.5% margin)  Free Cash Flow* finished at €834 million, bringing full-year 2025 Free Cash Flow generation to €2.9 billion  Largest ever Wrapped, expanding  video and audiobooks, driving deeper personalization with AI  Record Q4 MAU net adds of 38M drove total MAUs to 751M, up 11% Y/Y and reflecting Y/Y and Q/Q growth across all regions  Premium Subscribers grew 10% Y/Y to 290 million, reflecting 9M net adds and Y/Y and Q/Q growth across all regions

 Results  Q4 2025 Actuals  Guidance  Total Revenue (€B)  In-Line  €4.5  €4.5  Gross Margin  Above  33.1%  32.9%  Operating Income (€M)*  Above  €701  €620  Key Highlights: Actuals vs. Guidance  Users  Results  Q4 2025 Actuals  Guidance  Monthly Active Users (M)  Above  751  745  Premium Subscribers (M)  Above  290  289  Financials  * Includes (€50) million of Social Charges which were €67 million below forecast / guidance driven by share price movement during the quarter. As a reminder, we do not incorporate share price movements into our forecast since they are beyond our control.

 FINANCIAL  SUMMARY

 USER, FINANCIAL & LIQUIDITY SUMMARY  Q4 2024  Q1 2025  Q2 2025  Q3 2025 Q4 2025 Y/Y  Y/Y FXN*  USERS (M)  Total Monthly Active Users ("MAUs")  675  678  696  713  751  11%  --  Premium Subscribers  263  268  276  281  290  10%  --  Ad-Supported MAUs  425  423  433  446  476  12%  --  FINANCIALS (€M)  Premium  3,705  3,771  3,740  3,826  4,013  8%  14%  Ad-Supported  537  419  453  446  518  -4%  4%  Total Revenue  4,242  4,190  4,193  4,272  4,531  7%  13%  Gross Profit  1,368  1,326  1,320  1,351  1,499  10%  15%  Gross Margin  32.2%  31.6%  31.5%  31.6%  33.1%  --  --  Total Operating Expenses  891  817  914  769  798  -10%  -5%  Operating Income  477  509  406  582  701  47%  53%  Operating Margin  11.2%  12.1%  9.7%  13.6%  15.5%  --  --  FREE CASH FLOW & LIQUIDITY (€M, unless otherwise denoted)  Net Cash Flows From Operating Activities  883  539  709  829  856  -3%  --  Free Cash Flow*  877  534  700  806  834  -5%  --  Cash & Cash Equivalents, Restricted Cash & Short Term Investments (€B)  7.5  8.0  8.4  9.1  9.5  --  --  Financial Summary  * Free Cash Flow and Constant Currency adjusted measures (FXN) are non-IFRS measures. See “Use of Non-IFRS Measures” and “Reconciliation of IFRS to Non-IFRS Results” for additional information.

Financial Summary

Revenue

Revenue of €4,531 million grew 7% Y/Y in Q4 (or 13% Y/Y constant currency*), reflecting:

- Premium Revenue growth of 8% Y/Y (or 14% Y/Y constant currency*), driven by subscriber gains; and
- Ad-Supported Revenue decline of -4% Y/Y (or 4% Y/Y constant currency*)
- Unfavorable currency movements slowed Total Revenue Y/Y growth by ~580 bps vs. the ~620 bps incorporated into our guidance

Profitability

Gross Margin was 33.1% in Q4, up 83 bps Y/Y reflecting:

- Premium gains driven by Revenue growth outpacing music costs net of marketplace programs and audiobooks costs, largely offset by video podcast costs; and
- Ad-Supported gains driven by improved contribution from podcasts and music

Operating Income was €701 million in Q4 and reflected the above, along with:

- Higher costs associated with marketing, personnel and related spend (excluding Social Charges)
- Operating Expenses included (€50) million in Social Charges

At the end of Q4, our workforce consisted of 7,323 full-time employees globally

Free Cash Flow & Liquidity

Free Cash Flow* was €834 million in Q4. Our liquidity and balance sheet remained strong, with €9.5 billion in cash and cash equivalents, restricted cash and short term investments.

Spotify

* Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.

 Advertising business transformation continues  Ad-Supported Revenue declined -4% Y/Y (or increased 4% Y/Y constant currency*). On a constant currency basis, growth in music advertising was driven by growth in impressions sold, partially offset by softness in pricing. Podcasting growth was led by sponsorship gains, partially offset by optimization of our podcasting inventory in our Owned & Licensed portfolio. Our automated sales channels remained the largest contributors to overall advertising growth.  Revenue  * Constant Currency (FXN) adjusted measures are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  ** ARPU means Premium Average Revenue per User.  *** Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  ****Auction-Based Revenue includes biddable sales within the Spotify Ad Exchange and Spotify Ads Manager.  Premium growth driven by Subscriber gains  Premium Revenue grew 8% Y/Y to €4,013 million (or 14% Y/Y constant currency*), reflecting subscriber growth of 10% Y/Y and a Premium ARPU** decline of -3% Y/Y to €4.70 (or up 2% Y/Y constant currency). Excluding the impact of FX, ARPU performance was driven by price increase benefits, partially offset by product/market mix.

 Premium Gross Margin was 34.8% in Q4, up 10 bps Y/Y. The Y/Y trend was driven by Revenue growth outpacing music costs net of marketplace programs and audiobooks costs, largely offset by video podcast costs.  Gross Margin  Healthy Y/Y improvement driven primarily by Ad-Supported gains  Gross Margin finished at 33.1% in Q4, up 83 bps Y/Y. The Y/Y trend was primarily driven by improvement in our Ad-Supported segment.  Ad-Supported Gross Margin was 19.5% in Q4, up 441 bps Y/Y. The Y/Y trend was driven by improved contribution from podcasts and music.

 Operating Expenses declined 10% Y/Y in Q4. Absent the effects of Y/Y movements in currency and Social Charges, the  ~13% Y/Y increase in Operating Expenses was driven primarily by an increase in marketing and personnel and related spend.  As a reminder, Social Charges are payroll taxes associated with employee salaries and benefits in select countries where we operate. Since a portion of these taxes is tied to the intrinsic value of share-based compensation awards, movements in our stock price can lead to fluctuations in the taxes we accrue.  Share price movements this quarter resulted in Social Charges coming in €67 million below forecast at (€50) million in current period Operating Expenses. Prior year period Operating Expenses included €97 million in Social Charges.  Operating Expenses  Y/Y trend led by marketing spend  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 Free Cash Flow  Delivering record Free Cash Flow in 2025  Free Cash Flow* was €834 million in Q4, bringing full year 2025 Free Cash Flow generation to €2.9 billion.  Q4 Free Cash Flow reflected higher Net Income adjusted for non-cash items, more than offset by movements in net working capital. Capital expenditures rose €16 million Y/Y to €22 million.  In Q4, trailing 12 month Free Cash Flow was €2.9 billion, supporting our strong balance sheet and €9.5 billion in cash and cash equivalents, restricted cash and short term investments balance.  We repurchased $433 million in shares in Q4, bringing full year 2025 repurchase activity to $510 million.  * Free Cash Flow is a non-IFRS measure. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information. Cume represents cumulative performance since the beginning of 2016.  ** Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 MAUS  & SUBSCRIBERS

 Total MAUs grew 11% Y/Y to 751 million, up from 713 million last quarter and 6M above our guidance. Quarterly performance reflected:  Y/Y and Q/Q growth across all regions, with outperformance led by Rest of World, Latin America and Europe  Global launch of mobile free tier enhancements  Strong holiday and Wrapped campaigns  Monthly Active Users (MAUs)

 Our Premium Subscribers grew 10% Y/Y to 290 million, up from 281 million last quarter and 1M above our guidance. Quarterly performance reflected:  Y/Y and Q/Q growth across all regions, with outperformance led by Rest of World and North America  Strong holiday promotional campaign intake  Premium Subscribers

 PRODUCT  & PLATFORM

 Fueling Culture and Connection Between Fans, Creators and Artists  Celebrated our biggest Wrapped yet. Our 11th annual Wrapped was bigger and bolder than ever before, celebrating fans, artists, creators and authors globally.  Wrapped amassed more than 300 million engaged users and 630 million shares in 56 languages globally.  Enabling users to search for and follow their favorite venues, the Live Events feed delivers smarter and more personal recommendations with daily updates. All within the app, listeners can discover nearby spots and explore upcoming lineups - powered by what users stream, where they live and the genres they love.  Prompted Playlist puts the power of the algorithm directly into the hands of listeners, allowing Premium users in select markets to describe exactly what they want to hear in their own words. Informed by listening history and real-time signals from music, culture and trends, the beta continues to expand to more Premium listeners.

 Supporting Creators, Authors and Partners Across the Ecosystem  Launched music videos in beta for Premium users in North America, unlocking access to a growing catalog of official videos. The feature brings fans closer to artists and expands how music is experienced on Spotify. Music videos are now available in Premium in 111 markets.  Paid out more than $11 billion to the music industry in 2025 - the largest annual payment to music creators in history - with independent artists and labels accounting for half. We also helped artists generate over $1 billion in ticket sales by connecting fans with live shows through our ticketing partners.  Expanded audiobooks to more markets, adding hundreds of thousands of titles in Sweden, Denmark, Finland, Iceland and Monaco. We also unveiled the Spotify Partner Program in the Nordics, giving creators new ways to earn, grow and connect with fans.

 OUTLOOK

Outlook for Q1'26

The following forward-looking statements reflect Spotify's expectations for Q1 2026 as of February 10, 2026 and are subject to substantial uncertainty.

Total MAUs	**759 million**	Implies the addition of approximately 8 million net new MAUs in the quarter
Total Premium Subscribers	**293 million**	Implies the addition of approximately 3 million net new subscribers in the quarter
Total Revenue	**€4.5 billion**	Assumes ~670 bps headwind to growth Y/Y (vs. ~580 bps in Q4) due to foreign exchange rate movements; based on currency rates as of Q4 close (e.g. USD:Euro of 0.8514 as of December 31st, 2025)
Gross Margin	**32.8%**	Primarily driven by Y/Y favorability in our Premium segment
Operating Income	**€660 million**	Incorporates €10 million in Social Charges based on a Q4 close share price of $580.71

Spotify

 Webcast Information  We will host a live question and answer session starting at 8:00 a.m. ET today on investors.spotify.com. Daniel Ek, our Founder and Executive Chairman, Alex Norström and Gustav Söderström, our Co-Chief Executive Officers and Christian Luiga, our Chief Financial Officer will be on hand to answer questions. Questions can be submitted by going to slido.com and using the code #SpotifyEarningsQ425. Participants also may join using the listen-only conference line by registering through the following site: https://registrations.events/direct/Q4I57050442.  We use investors.spotify.com and newsroom.spotify.com websites as well as other social media listed in the “Resources – Social Media” tab of our Investors website to disclose material company information.  Use of Non-IFRS Measures  To supplement our financial information presented in accordance with IFRS, we use the following non-IFRS financial measures: Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, gross profit excluding foreign exchange effect, Operating Income excluding foreign exchange effect, Operating expense excluding foreign exchange effect, and Free Cash Flow. Management believes that Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, gross profit excluding foreign exchange effect, and Operating expense excluding foreign exchange effect, are useful to investors because they present measures that facilitate comparison to our historical performance. However, these should be considered in addition to, not as a substitute for or superior to, Revenue, Premium revenue, Ad-Supported revenue, Gross Profit, Operating Income, Operating expense, or other financial measures prepared in accordance with IFRS. Management believes that Free Cash Flow is useful to investors because it presents a measure that approximates the amount of cash generated that is available to repay debt obligations, to make investments, and for certain other activities that exclude certain infrequently occurring and/or non-cash items. However, Free Cash Flow should be considered in addition to, not as a substitute for or superior to, net cash flows (used in)/from operating activities or other financial measures prepared in accordance with IFRS. For more information on these non-IFRS financial measures, please see “Reconciliation of IFRS to Non-IFRS Results” section below.  Forward Looking Statements  This shareholder update contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements. Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to: our ability to attract prospective users, retain existing users, and monetize our products and services; competition for users, their time, and advertisers; risks associated with our international operations and our ability to manage our growth and the scope and complexity of our business; risks associated with our new products or services and our emphasis on long-term user engagement over short-term results; our ability to provide personalized content that our users enjoy; our ability to sustain our revenue growth rate; our ability to convince advertisers of the benefits of our advertising offerings; our ability to forecast, optimize, or sell advertising inventory amid evolving industry trends in digital advertising; our ability to successfully monetize and generate revenues from podcasts, audiobooks, and other non-music content; potential disputes or liabilities associated with content made available on our premium service and ad-supported service (collectively, the “Service”); risks relating to acquisitions, investments, and divestitures; our dependence upon third-party licenses for most of the content we stream; our lack of control over third-party content providers who are concentrated and can unilaterally affect our access to content; our ability to comply with complex license agreements; our ability to accurately estimate royalty payments under our license agreements and relevant statutes; the limitations on our operating flexibility due to financial commitments required under certain of our license agreements; our ability to identify the compositions embodied in sound recordings and audiovisual works and ownership thereof in order to obtain licenses or comply with existing license agreements; assertions by third parties of infringement or other violations by us of their intellectual property rights; our ability to protect our intellectual property; the dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control; our ability to maintain the integrity of our technology infrastructure and systems or the security of confidential information; undetected errors, misconfigurations, bugs, or vulnerabilities in our products and services; interruptions, delays, or discontinuations in service arising from our systems or systems of third parties; changes in laws or regulations affecting us; risks relating to privacy and data security, content moderation, use of artificial intelligence, and third parties’ intentional misuse of our products and services; our ability to maintain, protect, and enhance our brand; our ability to meet evolving stakeholder expectations relating to environmental, social, and governance matters; payment  acceptance-related risks; our dependence on key personnel and ability to attract, retain, and motivate highly skilled employees; our ability to access additional capital to support strategic objectives; risks relating to  currency exchange rate fluctuations and foreign exchange controls; the impact of economic, social, or political conditions, including slower growth or recession, inflation, changes in interest rates, changes in trade and tax policies, geopolitical conflicts, and related market uncertainty; our ability to accurately estimate user metrics and other estimates; our ability to manage and remediate attempts to manipulate streams and attempts to gain or provide unauthorized access to certain features of our Service; risks related to our indebtedness, including risks related to our Exchangeable Notes; fluctuation of our operating results and fair market value of ordinary shares; tax-related risks; the concentration of voting power among our founders, which limits shareholders’ ability to influence our governance and business; and risks related to our status as a foreign private issuer and a Luxembourg company. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from our estimates and forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F filed with the SEC on February 5, 2025, as updated by subsequent reports filed with the SEC. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this shareholder update.  Rounding  Certain monetary amounts, percentages, and other figures included in this update have been subject to rounding adjustments. The sum of individual metrics may not always equal total amounts indicated due to rounding.

 FINANCIAL  STATEMENTS

 Trending Charts  MAUs, Ad-Supported Users, Premium Subscribers & Revenue By Segment  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 Trending Charts  Gross Profit by Segment, Gross Margin by Segment & Free Cash Flow*  * Free Cash Flow is a non-IFRS measure. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information. Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 Consolidated statement of operations  (Unaudited)  (in € millions, except share and per share data)  Three months ended  Twelve months ended  Revenue  December 31, 2025  4,531  September 30, 2025  4,272  December 31, 2024  4,242  December 31, 2025  17,186  December 31, 2024  15,673  Cost of revenue  3,032  2,921  2,874  11,690  10,949  Gross profit  1,499  1,351  1,368  5,496  4,724  Research and development  290  309  376  1,393  1,486  Sales and marketing  399  349  393  1,426  1,392  General and administrative  109  111  122  479  481  798  769  891  3,298  3,359  Operating income  701  582  477  2,198  1,365  Finance income  349  262  127  292  328  Finance costs  (29)  (17)  (105)  (266)  (352)  Finance income/(costs) - net  320  245  22  26  (24)  Income before tax  1,021  827  499  2,224  1,341  Income tax (benefit)/expense  (153)  (72)  132  12  203  Net income attributable to owners of the parent  1,174  899  367  2,212  1,138  Earnings per share attributable to owners of the parent  Basic  5.71  4.36  1.81  10.77  5.67  Diluted  4.43  3.28  1.76  10.51  5.50  Weighted-average ordinary shares outstanding  Basic  205,771,982  205,964,504  202,907,480  205,412,951  200,622,518  Diluted  212,493,318  213,789,735  209,012,505  210,509,173  206,990,369

 (Unaudited)  (in € millions)  December 31, 2025  December 31, 2024  Assets  Non-current assets  Lease right-of-use assets  234  226  Property and equipment  188  188  Goodwill  1,083  1,201  Intangible assets  41  48  Long term investments  2,181  1,635  Restricted cash and other non-current assets  61  68  Finance lease receivables  69  74  Deferred tax assets  662  186  4,519  3,626  Current assets  Trade and other receivables  802  771  Income tax receivable  116  28  Short term investments  4,209  2,667  Cash and cash equivalents  5,258  4,781  Other current assets  111  132  10,496  8,379  Total assets   15,015  12,005  Equity and liabilities  Equity  Share capital  —  —  Other paid in capital  6,496  6,124  Treasury shares  (701)  (262)  Other reserves  3,366  2,707  Accumulated deficit  (832)  (3,044)  Equity attributable to owners of the parent  8,329  5,525  Non-current liabilities  Exchangeable Notes  —  1,539  Lease liabilities  433  462  Accrued expenses and other liabilities  2  5  Provisions  3  3  Deferred tax liabilities  163  21   601  2,030  Current liabilities  Trade and other payables  1,194  1,342  Income tax payable  72  33  Deferred revenue  711  683  Accrued expenses and other liabilities  2,589  2,347  Exchangeable Notes  1,458  —  Provisions  51  25  Derivative liabilities  10  20  6,085  4,450  Total liabilities  6,686  6,480  Total equity and liabilities   15,015  12,005  Consolidated statement of financial position

 December 31, 2024  Twelve months ended  December 31, 2025 December 31, 2024  Operating activities  Net income  1,174  899  367  2,212  1,138  Adjustments to reconcile net income to net cash flows  Depreciation of property and equipment and lease right-of-use assets  20  19  21  79  85  Amortization of intangible assets  5  5  9  23  36  Impairment charges on real estate assets  —  5  25  8  43  Share-based compensation expense  57  75  54  247  267  Finance income  (349)  (262)  (127)  (292)  (328)  Finance costs  29  17  105  266  352  Income tax (benefit)/expense  (153)  (72)  132  12  203  Other  1  1  3  10  2  Changes in working capital:  (Increase)/decrease in trade receivables and other assets  (66)  (26)  29  (115)  145  Increase in trade and other liabilities  70  100  240  281  183  Increase/(decrease) in deferred revenue  20  25  (16)  60  45  Increase/(decrease) in provisions  —  2  (1)  22  3  Interest paid  (6)  (11)  (9)  (36)  (36)  Interest received  58  57  61  242  216  Income tax paid  (4)  (5)  (10)  (86)  (53)  Net cash flows from operating activities  856  829  883  2,933  2,301  Investing activities  Business combinations, net of cash acquired  (9)  —  —  (9)  —  Payment of deferred consideration pertaining to business combinations  —  —  —  (9)  (10)  Purchases of property and equipment  (22)  (23)  (6)  (61)  (17)  Purchases of short term investments  (5,916)  (4,783)  (3,553)  (19,271)  (7,275)  Sales and maturities of short term investments  5,318  4,369  2,361  17,545  5,804  Change in restricted cash  —  —  —  2  1  Dividends received  —  1  1  23  19  Other  —  (2)  (1)  (5)  (8)  Net cash flows used in investing activities  (629)  (438)  (1,198)  (1,785)  (1,486)  Financing activities  Payments of lease liabilities  (14)  (15)  (12)  (73)  (69)  Repurchases of ordinary shares  (381)  (58)  —  (439)  —  Proceeds from exercise of stock options  37  39  299  372  933  Payments for employee taxes withheld from restricted stock unit releases  (60)  (66)  (43)  (241)  (135)  Net cash flows (used in)/from financing activities  (418)  (100)  244  (381)  729  Net (decrease)/increase in cash and cash equivalents  (191)  291  (71)  767  1,544  Cash and cash equivalents at beginning of the period  5,456  5,161  4,688  4,781  3,114  Net foreign exchange (losses)/gains on cash and cash equivalents  (7)  4  164  (290)  123  Cash and cash equivalents at period end   5,258   5,456   4,781   5,258  4,781  (Unaudited) (in € millions)  Three months ended December 31, 2025 September 30, 2025  Consolidated statement of cash flows

 Twelve months ended  December 31, 2025  September 30, 2025  December 31, 2024  December 31, 2025  December 31, 2024  Basic earnings per share  Net income attributable to owners of the parent 1,174  899  367  2,212  1,138  Shares used in computation:  Weighted-average ordinary shares outstanding 205,771,982  205,964,504  202,907,480  205,412,951  200,622,518  Basic earnings per share attributable to  owners of the parent 5.71   4.36   1.81   10.77   5.67  Diluted earnings per share  Net income attributable to owners of the parent 1,174  899  367  2,212  1,138  Fair value gains on dilutive Exchangeable Notes (232)  (197)  —  —  —  Net income used in the computation  of diluted earnings per share 942  702  367  2,212  1,138  Shares used in computation:  Weighted-average ordinary shares outstanding  205,771,982  205,964,504  202,907,480  205,412,951  200,622,518  Exchangeable Notes  2,373,333  2,911,498  —  —  —  Stock options  3,283,972  3,614,107  4,332,408  3,741,907  4,407,037  Restricted stock units  1,056,325  1,292,184  1,751,801  1,344,826  1,939,539  Other contingently issuable shares  7,706  7,442  20,816  9,489  21,275  Diluted weighted-average ordinary shares  212,493,318  213,789,735  209,012,505  210,509,173  206,990,369  Diluted earnings per share attributable to owners of the parent   4.43   3.28   1.76   10.51  5.50  (Unaudited)  (in € millions, except share and per share data)  Three months ended  Calculation of basic and diluted earnings per share

 Three months ended  Twelve months ended  December 31, 2025  December 31, 2024  December 31, 2025  December 31, 2024  IFRS revenue  4,531  4,242  17,186  15,673  Foreign exchange effect on 2025 revenue using 2024 rates  248  585  Revenue excluding foreign exchange effect  4,779  17,771  IFRS revenue year-over-year change %  7%  10%  Revenue excluding foreign exchange effect year-over-year change %  13%  13%  IFRS Premium revenue  4,013  3,705  15,350  13,819  Foreign exchange effect on 2025 Premium revenue using 2024 rates  206  502  Premium revenue excluding foreign exchange effect  4,219  15,852  IFRS Premium revenue year-over-year change %  8%  11%  Premium revenue excluding foreign exchange effect year-over-year change %  14%  15%  IFRS Ad-Supported revenue  518  537  1,836  1,854  Foreign exchange effect on 2025 Ad-Supported revenue using 2024 rates  42  83  Ad-Supported revenue excluding foreign exchange effect  560  1,919  IFRS Ad-Supported revenue year-over-year change %  (4%)  (1%)  Ad-Supported revenue excluding foreign exchange effect year-over-year change %  4%  4%  Revenue on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Reconciliation of IFRS to non-IFRS results  Gross profit on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Three months ended  Twelve months ended  December 31, 2025  December 31, 2024  December 31, 2025  December 31, 2024  IFRS revenue  4,531  4,242  17,186  15,673  IFRS cost of revenue  3,032  2,874  11,690  10,949  IFRS gross profit  1,499  1,368  5,496  4,724  Foreign exchange effect on 2025 gross profit using 2024 rates  76  166  Gross profit excluding foreign exchange effect  1,575  5,662  IFRS gross profit year-over-year change %  10%  16%  Gross profit excluding foreign exchange effect year-over-year change %  15%  20%

 Operating expenses on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Three months ended  December 31, 2025 December 31, 2024  Twelve months ended December 31, 2025 December 31, 2024  IFRS Research and development expenses  290  376  1,393  1,486  Foreign exchange effect on 2025 expenses using 2024 rates  11  45  Research and development expenses excluding foreign exchange effect  301  1,438  IFRS Research and development expenses year-over-year change %  (23)%  (6)%  Research and development expenses excluding foreign exchange effect year-over-year change %  (20)%  (3)%  Reconciliation of IFRS to non-IFRS results  Three months ended  December 31, 2025 December 31, 2024  Twelve months ended December 31, 2025 December 31, 2024  IFRS Sales and marketing expenses  399  393  1,426  1,392  Foreign exchange effect on 2025 expenses using 2024 rates  25  57  Sales and marketing expenses excluding foreign exchange effect  424  1,483  IFRS Sales and marketing expenses year-over-year change %  2%  2 %  Sales and marketing expenses excluding foreign exchange effect year-over-year change %  8%  7 %  Three months ended  December 31, 2025 December 31, 2024  Twelve months ended December 31, 2025 December 31, 2024  IFRS General and administrative expenses  109  122  479  481  Foreign exchange effect on 2025 expenses using 2024 rates  9  19  General and administrative expenses excluding foreign exchange effect  118  498  IFRS General and administrative expenses year-over-year change %  (11)%  0 %  General and administrative expenses excluding foreign exchange effect year-over-year change %  (3)%  4 %  Three months ended  December 31, 2025 December 31, 2024  Twelve months ended December 31, 2025 December 31, 2024  IFRS Operating expenses  798  891  3,298  3,359  Foreign exchange effect on 2025 operating expenses using 2024 rates  45  121  Operating expenses excluding foreign exchange effect  843  3,419  IFRS Operating expenses year-over-year change %  (10)%  (2)%  Operating expenses excluding foreign exchange effect year-over-year change %  (5)%  2%

 Reconciliation of IFRS to non-IFRS results  Operating income on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Three months ended  December 31, 2025 December 31, 2024  IFRS operating income  701  477  Foreign exchange effect on 2025 operating income using 2024 rates  31  Operating income excluding foreign exchange effect  732  IFRS operating income year-over-year change %  47 %  Operating income excluding foreign exchange effect year-over-year change %  53%

Reconciliation of IFRS to non-IFRS results

Free Cash Flow

(Unaudited)
(in € millions)

	Three months ended														
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Net cash flows from/(used in) operating activities	39	40	(70)	59	13	211	397	211	492	715	883	539	709	829	856
Capital expenditures	(5)	(5)	(5)	(2)	(2)	(1)	(1)	(5)	(2)	(4)	(6)	(6)	(10)	(23)	(22)
Change in restricted cash	3	—	2	—	(2)	6	—	1	—	—	—	1	1	—	—
Free Cash Flow	**37**	**35**	**(73)**	**57**	**9**	**216**	**396**	**207**	**490**	**711**	**877**	**534**	**700**	**806**	**834**

Free Cash Flow

(Unaudited)
(in € millions)

	Last twelve months ended											
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Net cash flows from operating activities	68	42	213	680	832	1,311	1,815	2,301	2,629	2,846	2,960	2,933
Capital expenditures	(17)	(14)	(10)	(6)	(9)	(9)	(12)	(17)	(18)	(26)	(45)	(61)
Change in restricted cash	5	—	6	4	5	7	1	1	1	2	2	2
Free Cash Flow	**56**	**28**	**209**	**678**	**828**	**1,309**	**1,804**	**2,285**	**2,612**	**2,822**	**2,917**	**2,874**

Free Cash Flow

(Unaudited)
(in € millions)

	Twelve months ended								
	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2025
Net cash flows from operating activities	179	344	573	259	361	46	680	2,301	2,933
Capital expenditures	(36)	(125)	(135)	(78)	(85)	(25)	(6)	(17)	(61)
Change in restricted cash	(34)	(10)	2	2	1	—	4	1	2
Free Cash Flow	**109**	**209**	**440**	**183**	**277**	**21**	**678**	**2,285**	**2,874**

APPENDIX

 USER, FINANCIAL & LIQUIDITY SUMMARY  2021  2022  2023  2024  2025 Y/Y  Y/Y FXN*  USERS (M)  Total Monthly Active Users ("MAUs")  406  489  602  675  751  11%  --  Premium Subscribers  180  205  236  263  290  10%  --  Ad-Supported MAUs  236  295  379  425  476  12%  --  FINANCIALS (€M)  Premium  8,460  10,251  11,566  13,819  15,350  11%  15%  Ad-Supported  1,208  1,476  1,681  1,854  1,836  -1%  4%  Total Revenue  9,668  11,727  13,247  15,673  17,186  10%  13%  Gross Profit  2,591  2,926  3,397  4,724  5,496  16%  20%  Gross Margin  26.8%  25.0%  25.6%  30.1%  32.0%  --  --  Total Operating Expenses  2,497  3,585  3,843  3,359  3,298  -2%  2%  Operating Income  94  (659)  (446)  1,365  2,198  --  --  Operating Margin  1.0%  (5.6%)  (3.4%)  8.7%  12.8%  --  --  FREE CASH FLOW & LIQUIDITY (€M, unless otherwise denoted)  Net Cash Flows From Operating Activities  361  46  680  2,301  2,933  27%  --  Free Cash Flow*  277  21  678  2,285  2,874  26%  --  Cash & Cash Equivalents, Restricted Cash & Short Term Investments (€B)  3.6  3.4  4.3  7.5  9.5  --  --  * Free Cash Flow and Constant Currency adjusted measures (FXN) are non-IFRS measures. See “Use of Non-IFRS Measures” and “Reconciliation of IFRS to Non-IFRS Results” for additional information.  Annual Financial Summary

 Social Charges Sensitivity  Meaningful movements in our stock price can lead to Social Charge variance  Our guidance incorporates the impact of Social Charges, the vast majority of which appear in Operating Expenses. The amount of Social Charges we accrue for and ultimately pay can be volatile, as they are tied to the value of our share price. Since we do not forecast stock price changes in our guidance, meaningful movements in our stock price over the course of a quarter can lead to meaningful changes in Social Charges. As an example, at the Q4 close, our stock price was $580.71. In Q4, a 10% increase or decrease in our stock price compared to the quarter-end price would have an approximate +/- €30M impact on Social Charges.